COPEACE

Multiple positive impacts with one sustainable investment

PITCH VIDEO INVESTOR PANEL



copeace.com Denver CO

Infrastructure | Social Impact | Sustainability | Finance | Community

Highlights

1. ⏳ Over $2.6MM raised to date – democratizing access to environmental and social impact investing
2. 🚀 Out of the $475K raised in our last WF round, $425K was invested in CoPeace holdings to date
3. 🧠 A team with diverse experience in change management, business growth, marketing, and investing
4. 🗣️ Over 3 billion media impressions - featured in WSJ, Forbes, Nasdaq, U.S. News, Yahoo!, and more
5. 🌎 A Public Benefit Corporation and Certified B Corp investing in for-profit ESG companies

5. 🌎 A Public Benefit Corporation and Certified B Corp investing in for-profit ESG companies

6. 🤝 Partnerships with Cornell, World Sustainability Foundation, Civic Alliance, and others

Our Team



Craig Jonas Chief Executive Officer

Craig is a lifelong entrepreneur with success across business, academic, and athletic industries. He has over 30 years of experience in management with a passion for team-building and drawing individuals with big ideas together.

CoPeace is short for “Companies of Peace.” The name shows our desire to help create a new form of inclusive capitalism – business that is committed to success with multiple bottom lines, leading to a better (more peaceful) world. It sounds idealistic, and it is, but that vision is what drives us to help you build wealth and make a positive impact.



Edward Tepper Chief Operating Officer & Chief Financial Officer

Ed is an accomplished, results-oriented and hands-on operations and financial management executive. He has over 30 years of leadership experience developing, motivating, and leading top performing teams.



Meg Masten Chief Relationship Officer

Meg brings a diverse background to the CoPeace leadership team, centered around serving people, solving problems, managing multi-disciplinary teams, and "gluing" all the pieces together.



Hanan Levin Senior Investment Advisor

Hanan is an experienced finance professional, equipped with in-depth knowledge of global capital markets. He prides himself on being proactive, innovative and competitive, consistently initiating new ideas, improvements, and original thought.

We Prioritize Both Profit and Impact

When you invest in CoPeace, you invest in the major industry sectors addressing social and environmental challenges -- infrastructure, clean energy, and sustainability. As an investor, your funds support CoPeace's hand-selected companies to best meet their needs, and help them grow -- for the betterment of our shareholders, stakeholders, and the world.

Anyone can join our community of investors. We celebrate diversity and welcome investors from all backgrounds, races, genders, and income levels.

How It Works



Experienced and first-time investors alike can buy an equity stake in CoPeace.


$

You join our community with your investment added to our capital raise, and directed towards our growing portfolio.



Our investment and operating professionals identify growing, for-profit businesses in the impact space, which have high potential for impact and future returns.



CoPeace selects identified companies, with strong leadership teams and innovative ideas, and purchases controlling and non-controlling investments using investor funds.



Our experienced team provides funding, as well as expertise in marketing, operations, and finance to achieve their goals.



Our company roadmap will include



long-term exit options for our investors and change the world for good.

Our holding company model makes it simple to invest with confidence, knowing our team of analysts verifies the financial viability, and environmental and social impact of all CoPeace companies. We bring together complementary organizations that can work together and amplify each others' growth.

The CoPeace Selection Process



2% acceptance rate
We have been introduced to hundreds of companies, which want to partner with us through our many contacts in the business world; and companies that have reached out to us directly, as we are a known entity in the impact investing world.
We do a high level review to see if these companies meet certain CoPeace standards
Does the company meet our environmental and social standards?
Will our investment have a meaningful impact with the company?
Do we have the depth of experience to support the company?
Does the company have positive profit margins or viable potential for profit within a reasonable period of time?
For potential partners that meet initial standards we do a deep analytical review of the company
In-depth discussions with management to better understand their strategies, their approach and view of their business, their industry and their role in their market, and to evaluate their fit with us
An extensive review of the company's financials, business plans, and marketing strategies
Onsite visit to see first hand how the business operates
Develop our own investment package that includes an analysis of the company and its business plan, as well as our own internal financial models
The Investment Committee will meet and discuss the opportunity.

What Your Investments are Funding Right Now



UNCHARTED
AST
ADVANCED SUSTAINABLE TECHNOLOGIES
COMPOST COLORADO

Uncharted is focused on accelerating the equitable development of smart, sustainable infrastructure worldwide. Uncharted helps cities and developers reduce the cost and complexity of deploying and managing last-mile infrastructure.

- Uncharted completed Phase I of its Poughkeepsie, N.Y. deployment to build a

first-of-its-kind sustainable, smart city pilot; this pilot included installing modular sidewalk pavers in the city's public right of way in the city's Innovation District

- Uncharted also deployed a pilot digital software twin, that eventually could serve broadband, water management, and parking applications
- CEO Jessica O. Matthews was appointed to the U.S. Department of Energy's 2021 Electricity Advisory Committee (EAC)

Advanced Sustainable Technologies is a cleantech company developing the model to operate a new generation of turnkey, scalable, waste management facilities using proven plasma technologies. AST seeks to provide the safest and most cost-effective and environmentally-friendly solution for waste processing. Using plasma gasification — a thermal process — to break down hazardous waste and convert organic material into synthetic gas.

- Advanced Sustainable Technologies successfully completed a bromine hazardous waste test
- The waste was shipped from Israel to a test facility in Washington state to confirm the plasma gasification process will work with the specific waste
- The test was successful, and AST can now move forward with the construction of the plant to sustainably remove hazardous waste from the environment and create clean energy

Compost Colorado is making sustainable living easy and accessible through curbside compost collection and local, sustainable goods delivery, and refill program.

- The newest member of the CoPeace portfolio!
- Compost Colorado grew over 300% in 2020
- CoPeace entered into a strategic partnership with CoCo in September 2021, which includes equity stake in Compost Colorado

CoFi PB LLC CoMa PB LLC CoSpo PB LLC

CoPeace expanded its service subsidiaries with the growth of CoPeace Finance, CoPeace Marketing, and CoPeace Sport. These companies provide CoPeace holdings with the support and expertise they need, as well as offering the service to business clients in the impact space.

- CoPeace Finance continues to work with current and potential company holdings to model and analyze for potential growth and profitability
- Added new CoPeace Marketing client in Colorado, increasing the growth of CoPeace's B2B revenue stream
- CoPeace Sport analysts developed the Valuation of Impact Brand Equity, or V.I.B.E, a proprietary tool that measures an athlete's positive impact on society. Read more about V.I.B.E.

The Experienced Team Bringing the Mission to Life

CoPeace is founded and funded by a group of individuals who have decades of experience across the entrepreneurial, business, and investment industries. They understand the value of a strong team and ecosystem, and its importance to success. It's why the CoPeace Board of Directors and Advisory Council is made up of individuals across more than 16 industries with decades of business and

investment experience, offering guidance, opening doors, and championing ideas in their industries.


Executives
Staff & Contractors
Board Members
Advisors

You Can Make a Positive Impact with Your Investment: Here's How

COPEACE 2020 IMPACT REPORT

The Credentials and Partnerships To Build a Better Future

To help you get the most out of your investment, when you invest in CoPeace, you're partnering with a Certified B Corp and Public Benefit Corporation. As an investor, you benefit from our commitment to the highest verified social and environmental performance standards, transparency, and accountability. CoPeace is committed to operating in a radically transparent and honest manner. All investment decisions are carefully selected following rigorous data analysis to ensure continued measurable impact and profitability or potential profitability within a reasonable timeline.

Here's How Your Investment Makes an Impact

The funds raised from this Regulation CF will be used to grow the CoPeace portfolio, expand and continue CoPeace operations. As a holding company, CoPeace's valuation and impact are a reflection of our cumulative portfolio. Because all of our companies are (currently) privately held, most valuation is based upon advancement in each unique business's valuation, roadmap, and development plan.

Join Us at This Critical Time: Sustainable Investing is BOOMING!

It's the ideal time to be a part of a proven, forward-thinking concept that's growing exponentially. Investments that take into consideration environmental, social, and governance (ESG) factors now stand at $17.1 trillion, according to US SIF's 2020 Report on U.S. Sustainable, Responsible, and Impact Investing Trends. That's approximately 1 in 3 dollars of the $51+ trillion assets under management

in the U.S.


95%
of Millennials express interest in sustainable investment practices
$17.1 trillion
the size of the sustainable investment industry, as of 2020, a 42% increase over two years
65%
cited a lack of available products as the barrier to including sustainable investing in their portfolio

Become a Part of Real Change. One Investment at a Time.

We're passionate about positive impact and growing our community of like-minded investors. When you join us on our mission of investing in companies with strong fiscal health, we amplify their growth and the return for you as an investor. Our business model acts as an umbrella - you invest in CoPeace, then we invest and support a portfolio of ESG impact companies, doing measurable positive good.


CoPeace
AST
CoSpo
CoFi
CoMa
UNCHARTED

Join us in thinking bigger about how we can maximize both purpose and profit for all stakeholders.

Join The CoPeace Community. Grow Your Money For Good.

Together, as like-minded do-gooders who believe in the power of business and investing as a force for good, we can make a greater positive impact on the world.

Downloads

An Intro to Impact Investing

2020 Shareholder Letter